UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 17, 2019

Commission File No. 0-53646

Grown Rogue International, Inc. (formerly Novicius Corp)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	Certificate re Abridgement of Time Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, as filed on Sedar on June 25, 2019.
2.	Unaudited Condensed Consolidated Interim Financial Statements for Grown Rogue International Inc. for the three and six month periods ended April 30, 2019 and 2018, as filed on Sedar on July 2, 2019.
3.	Management Discussion & Analysis for the three and six month periods ended April 30, 2019, as filed on Sedar on July 2, 2019.
4.	Certification of Interim Filings – Venture Issuer Basic Certificate (CEO), as filed on Sedar on July 2, 2019.
5.	Certification of Interim Filings – Venture Issuer Basic Certificate (CFO), as filed on Sedar on July 2, 2019.
6.	News Release – Grown Rogue Reaches Binding Agreement for Michigan Cultivation, Processing, and Dispensary on West Side, as filed on Sedar on July 2, 2019.
7.	News Release – Grown Rogue Second Quarter Revenue Increases Sixfold Year-over-Year and 125% Quarter-over-Quarter to $1.9M, as filed on Sedar on July 3, 2019.
8.	Material Change Report, as filed on Sedar on July 11, 2019.
9.	Refiled Unaudited Condensed Consolidated Interim Financial Statements for Grown Rogue International Inc. for the three and six month periods ended April 30, 2019 and 2018, as filed on Sedar on July 15, 2019.
10.	CEO Certification of Refiled Interim Filings, as filed on Sedar on July 15, 2019.
11.	CFO Certification of Refiled Interim Filings, as filed on Sedar on July 15, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 17, 2019	GROWN ROGUE INTERNATIONAL, INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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